EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

Ecofin Tax-Exempt Private Credit Fund, Inc.

6363 College Boulevard, Suite 100A

Overland Park, Kansas 66211

Ecofin Tax-Exempt Private Credit Fund, Inc. (the “Fund”)

6363 College Boulevard, Suite 100A

Overland Park, Kansas 66211

Ladies and Gentlemen:

Tortoise Capital Advisors, L.L.C. (the “Adviser”) notifies you that it will bear expenses or make payments to the Fund to the extent that, for any calendar month, “Specified Expenses” (as defined below) would exceed the Total Expense Cap (as defined below). “Specified Expenses” of the Fund means all expenses incurred in the business of the Fund, including organizational and certain offering costs, with the exception of: (i) any management fee, (ii) any distribution fee, (iii) brokerage costs, (iv) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (v) taxes, and (vi) extraordinary expenses (as determined in the sole discretion of the Adviser). “Total Expense Cap” means the annual rate of 0.25% of the Fund’s daily Managed Assets (as defined below) (annualized). “Managed Assets” means total assets (including any assets attributable to any leverage that may be outstanding) minus the sum of accrued liabilities (other than debt representing financial leverage and the aggregate liquidation preference of any outstanding preferred shares). The Adviser may discontinue its obligation to bear other expenses at any time (i) prior to February 28, 2025 with the written consent of the Board of Directors of the Fund and (ii) on or after February 28, 2025 upon written notice to the Fund.

If, while the Adviser is the investment manager to the Fund, the estimated annualized Specified Expenses for a given month are less than the Total Expense Cap, the Adviser shall be entitled to reimbursement by the Fund of the compensation waived and other expenses borne by the Adviser on behalf of the Fund pursuant to this Expense Limitation and Reimbursement Agreement (the “Reimbursement Amount”) during any of the previous thirty-six (36) months, but only to the extent that the Fund’s estimated annualized Specified Expenses are less than, for such month, the lesser of the Total Expense Cap or any other relevant expense limit then in effect with respect to the Fund, and provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Adviser may recapture a Specified Expense in any year within the thirty-six month period after the Adviser bears the expense.

The Adviser further notifies you that it will bear other expenses of the Fund in amounts greater than required above to the extent required by applicable law.

We understand and intend that you will rely on this undertaking in preparing and filing an amendment to the Registration Statement for the Fund on Form N-2 with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes and we expressly permit you to do so.

Tortoise Capital Advisors, L.L.C.

By:	/s/ Diane Bono
Name:	Diane Bono
Title:	Managing Director and Chief Compliance Officer

Agreed and Accepted:
Ecofin Tax-Exempt Private Credit Fund, Inc.

By:	/s/ P. Bradley Adams
Name:	P. Bradley Adams
Title:	Chief Executive Officer

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